Filed by LTX Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Credence Systems Corporation

Commission File No.: 000-22366

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of LTX Corporation and Credence Systems Corporation Analyst and Investor Conference Call on Monday, June 23, 2008.

FINAL TRANSCRIPT

Credence and LTXX - Analyst and Investor Conference Call

Event Date/Time: Jun. 23. 2008 / 8:30AM ET

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FINAL TRANSCRIPT

Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

CORPORATE PARTICIPANTS

Brenda Ropoulos

Credence Systems—IR

Lavi Lev

Credence Systems—President and CEO

Dave Tacelli

LTX—President and CEO

Mark Gallenberger

LTX—CFO and Treasurer

CONFERENCE CALL PARTICIPANTS

Patrick Ho

Stifel Nicolaus—Analyst

Timothy Arcuri

Citigroup—Analyst

Mike Crawford

Riley Investment Management—Analyst

PRESENTATION

Operator

Good morning, and welcome to the Credence and LTX analyst and investor conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session.

(OPERATOR INSTRUCTIONS)

This conference call is being recorded. Speakers for today’s call will be David Tacelli, CEO and President of LTX, Lavi Lev, President and CEO of Credence, Mark Gallenberger, Vice President and CFO of LTX and Casey Eichler, Senior Vice President and CFO of Credence. At this time, I would like to turn the conference call over to Brenda Ropoulos of Credence Systems Corporation. Ms. Ropoulos, you may begin.

Brenda Ropoulos—Credence Systems—IR

Thank you, Shaquana. Good morning, everyone. Welcome to our discussion of the merger between Credence Systems Corporation and LTX Corporation. With me today, as you’ve just heard, are Lavi Lev, President and Chief Executive Officer of Credence, Dave Tacelli, President and Chief Executive of LTX, Mark Gallenberger, CFO of LTX and Casey Eichler, CFO of Credence. You will find the press release announcing the merger of the two companies on both the Credence and LTX websites on our home pages.

Before we begin our prepared remarks, I would like to cover some guidelines for the call. It is our objective that this call will comply with the requirements of SEC Regulation FD. If at any time after this call we communicate any material changes regarding the proposed merger, we intend that such updates will be done using a public forum, such as a press release or publicly announced conference call.

Investors should note that only the Chief Executive Officers and the Chief Financial Officers of the respective companies are authorized to supply commentary. The matters that we discuss today, other than historical information, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to the proposed

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

transaction between LTX and Credence; the expected timetable for completing the transaction; future financial and operating results; benefits and synergies of the transaction, including the Company’s technologies and complementary product lines; future customer, product and market opportunities for the combined company; benefits of the transaction for shareholders, employees and customers; increased ability to address the needs of market segments relating to scale, financial strength, product portfolio and an increased presence in Asia; the anticipated integration process, including continuing employees and Directors; statements regarding cost-optimized solutions, expanded support for products in Asia and worldwide, the estimated customer and product positioning, the benefits to the combined companies’ employee talent pools and the benefits of the increased level of talent and other statements about LTX or Credence management’s future expectations, beliefs, goals, plans or prospects.

Investors are cautioned that forward-looking statements are neither promises nor guarantees but involve risks and uncertainties that may cause actual results to differ materially from those projected in the forward-looking statements. Additional factors may be detailed in our respective filings with the Securities and Exchange Commission, described in LTX’s annual report on Form 10-K for the year ended July 31, 2007, and Credence’s annual report on Form 10-K for the year ended November 3, 2007.

Their most recent quarterly reports on Form 10-Q, each filed with the SEC, may also contain such information. The companies disclaim any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur after this call. And investors and security holders are urged to read the registration statement and the joint proxy statement prospectus carefully when they are available. You will be able to obtain free copies of these materials and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement prospectus from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com or by dialing 781-467-5417 or from Credence by contacting me at brenda_ropoulos@credence.com or by calling 408-635-4309 or visiting Credence’s investor relations website and selecting SEC filings.

Finally, this call is being simultaneously webcast on both companies’ websites. A telephone replay and the webcast replay link will be available within 24 hours following the conclusion of this call and a transcript will be posted before the end of the day. And now it’s my pleasure to turn the call over to Lavi Lev, President and CEO of Credence Systems Corporation.

Lavi Lev—Credence Systems—President and CEO

Thank you, Brenda. Good morning, everybody, and thank you for joining this call with Dave Tacelli and myself. By now, you’ve read the press release with the news of the planned Credence-LTX merger. We are very excited to make this announcement. The purpose of this morning’s call is to provide some context of the deal and to explain what it means for both companies.

First, I’ll give you some background around the deal and provide you with a high-level vision of the new Company. Then, Dave will address the advantages of the new organization and provide a little more information in a high-level snapshot of the new company. After that, we’ll open the call for Q&A, though we should tell you in advance that the amount of information we’ll be able to provide at this point will be limited due to legal constraints.

Let me begin saying that I’m very pleased to have reached agreement with LTX. We believe that it’s the right deal for Credence and LTX, for our shareholders, for our employees, and we definitely believe it’s the right one for our customers. We expect the deal to close by September 30th and we are still working through a substantial number of details. When the deal closes and the new organization takes shape, we’ll be able to share more information. Until then, we appreciate your patience as we move through the process. First, some perspective.

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

When I joined Credence 18 months ago, I had no illusions about the challenges facing the test industry and specifically our company. From the outset, my goal was to return the Company to profitability while laying the groundwork for long-term success. It soon became clear that tackling that goal would require serious changes.

First, we needed to consolidate our operations, improve efficiencies and size our infrastructure to manage bottom-line health. Second, we needed to sharpen the focus of our product line to address the needs of consumer-driven semiconductor market segment. And third, we needed to divest of businesses that were not core to our strategy.

Over the last year and a half, we made substantial changes in support of these goals and we believe our efforts produced a more competitive organization that’s better equipped to serve our customers. As we executed on our initiatives, my confidence in the strength of our fundamental technology platforms and the caliber of our people remained strong.

We have excellent products with unique cutting-edge capabilities, targeted to the demand of our customers, developed and deployed by a talented and dedicated team of employees. But those attributes are not enough in the current market conditions, and we wanted to maximize the opportunity to grow our top line. That’s why we looked for a partner that would complement our people and technology strengths with equally impressive strengths of their own, strengths that we can jointly leverage for sustained success.

So although we are in the very early stages of this merger, let me briefly explain why LTX is a natural partner for Credence. Both companies have focused on developing cost-effective test solutions for their respective customers. Combined, the companies will have tremendous expertise in RF, analog, mixed signal and digital test technologies that are core to the consumer-driven market segments. And our product lines are complementary and will offer customers the broadest portfolio of test technologies.

We believe the new company will create a first-class broad-based supplier of ATE solutions, uniquely positioned to address the needs of the wireless, computing, automotive and entertainment market segments. It will create a company with the scale required to serve large customer base, the financial strength to invest in future technologies and a complementary product portfolio that is production proven across millions of devices and an impressive presence in Asia, where the combined company’s customers will have ready access to over 4,000 installed testers across OSATs, fabless and IDM companies.

Today’s move marks the beginning of a new era for Credence and represents an exciting and logical next step in the Company’s long-term growth strategy. I believe the merger with LTX will enable us to flourish, while allowing our customers to continue to benefit from our truly world-class technology. I expect that in time the efficiencies and synergies from the combined company will generate greater customer and shareholder value.

For now, the focus is on driving efficient transition. I have led the integration of approximately 14 successful technology and operations M&A, all of which were deals of significant value and complexity. Dave is also well experienced in this area. We both have good understanding of what needs to be done and are in sync with each other on the go-forward plan.

I’ll be working side by side with Dave over the next few months to put together a detailed and pragmatic integration plan that will drive an efficient transition and to help build this new company. Now I will hand the call over to Dave Tacelli, President and CEO of LTX.

Dave Tacelli—LTX—President and CEO

Thank you, Lavi, and good morning, everyone. I just want to start by saying I’m very excited to be talking to you today about what I see as a defining moment in the history of our two companies and the future of the test industry. It started some time ago, when Lavi and I first met and it quickly became apparent that we had a unique opportunity to change the landscape of test by combining our two companies.

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

What caught my attention was the minimal amount of customer overlap and the complementary pieces of technology. While we do share some customers, in most cases, Credence’s success has been in segments where LTX was not competing, and vice versa.

On the product side, Credence has some attractive technology that will enhance LTX’s ability to attack certain market segments. The combination of the two companies will result in a product lineup that will provide focused, cost-optimized solutions that address a broader range of applications. The bottom line is that we believe our new company, from both a customer and product perspective, will be very well positioned for future success.

While complementary customers and products are two key reasons for this merger, there are several other important factors. First, it will provide LTX customers with access to the best sales and support network in Asia through Spirox Corporation, Credence’s sales and support partner. To date, LTX’s presence in this important geographic territory has been on a much smaller scale. Spirox is a major force in the region and adding the X-Series products to Spirox’s portfolio will enhance the new company’s business opportunities and expand support capabilities for all our existing customers.

Second, from a financial perspective, we’re excited about what the new company will be able to achieve for stockholders. At LTX, we’ve been very successful in developing a flexible business model that allowed us to reduce our breakeven and generate greater profitability. This will continue to be a focus for the new company as we streamline operations and improve overall efficiency. We estimate the combination of the two companies will drive efficiencies resulting in annual cost savings of approximately $25 million upon completion of the integration.

As I look out to the future, I see a new organization generating significant positive cash flow, even during difficult industry conditions.

Third, the new company will integrate some of the best talent in the industry. The combination of some of the most innovative hardware and software design teams, coupled with a superior applications and support infrastructure, will provide benefits to our customer base, as well as strong career development opportunities for all our employees. At LTX, we’ve built a solid company with great customers, leading products, highly valued employees and a strong business model.

LTX also has a solid history of successfully integrating new technologies and instrumentation, managing seamless transitions to outsourced manufacturing and incorporating support and sales partners. These skills will be extremely valuable as we combine LTX and Credence.

As Lavi said, our goal is a company that challenges our competitors for a leadership position in the industry. We at LTX firmly believe this merger will be a success and benefit stockholders, customers and employees. I am looking forward to working with Lavi as we build our new company. We are intently focused on making the transition as smooth and as efficient as possible.

We understand that under customers, employees and vendors, there will naturally be questions about the product lineup, support teams, organizational structure and business processes. We will work to make these decisions as quickly as possible, but with full consideration for what will provide the best path, with the least disruption to our customers and our overall operation.

Our goal is to hit the ground running the day the transaction closes. In closing, let me say that I understand the challenges and opportunities that lie ahead, but I have complete confidence in the ability of our employees to make this a positive transition. In the end, we’ll have created a new company with the financial strength, growth opportunities, critical mass and operational efficiency to compete for a leadership spot in the industry.

Before I open it up to questions, I want to provide a few comments on how the Q&A will work today. To allow us to speak to many of our respective employees face to face, Lavi and I are physically in different locations. To help facilitate the Q&A, for questions relating to events leading up to the merger from a Credence or LTX perspective, please direct your questions to Lavi and Casey or Mark and myself, respectively.

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

For questions on the combined company moving forward, and please keep in mind that we will be limited in the information we are allowed to provide at this time, please direct those questions to Mark and myself and I will defer to Lavi and Casey for additional comments as appropriate. On that note, I’d like to open it up for questions.

QUESTIONS AND ANSWERS

Operator

Thank you.

(OPERATOR INSTRUCTIONS)

Please stand by while we compile a list.

(OPERATOR INSTRUCTIONS)

Your first question comes from the line of Patrick Ho with Stifel Nicolaus. Please proceed.

Patrick Ho—Stifel Nicolaus—Analyst

Thanks a lot and good morning. For Dave and Mark, I know for the last few years you guys have done a really good job in rationalizing your cost structure, getting your breakeven level lower based on your strategy of a single-platform product line. Can you discuss how adding Credence, I guess, helps this business model going forward? Obviously, the challenges are, I guess, daunting in trying to assimilate a pretty sizable company into your operations and especially one with several product portfolios. Can you just give, I guess, how you rationalize it right now, how it will look going forward?

Dave Tacelli—LTX—President and CEO

Well, Patrick, if you look back over the last few years from an LTX perspective, LTX, as you clearly identify, has been working aggressively to streamline our operations, outsource manufacturing. Back a couple of years ago we also went through some product rationalization.

If you look at the job, and Lavi can comment on this later, that they’ve been working on over the last 18 months, it’s pretty much the same thing. They’ve been looking at rationalizing products, they’ve been looking at their cost structure and also outsourcing manufacturing operations.

I look at the philosophies of the two companies as very similar and what I think moving forward is we’ll look to the exact same thing that LTX has done and then Credence has been on the path to do, which is all through the gambit of outsourcing, infrastructure redundancy and the like. So I think it’s actually complementary from both sides, and I think the philosophies are the same. Lavi, I don’t know if you’d like to add anything to that.

Lavi Lev—Credence Systems—President and CEO

Yes, I agree with Dave. We work — both of us have the same philosophy of working backward from the customer need, and what we saw with this merger is that, especially in the consumer market, where the needs are for the combination of strong digital, mixed signal, RF and analog technologies is a primary need, what we will do is the same philosophy as we had before, given that we have to provide a good coverage of this, we will build the most efficient company that can drive products into the market and be profitable.

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

So we have the same philosophy. Obviously, we can’t at this point discuss roadmaps going forward, but it will be around the customer needs and being profitable, deploying products into the market to cover that.

Patrick Ho—Stifel Nicolaus—Analyst

Okay, great, and a follow-up again for both Dave and Mark. I know where your market strengths are. Obviously you’re focusing on a lot of the non-digital applications, you’ve noted to me over time, and you’ve made your presence felt in areas like wireless as well as power management spaces like that. Can you discuss some of the market applications that Credence will provide for you guys that you haven’t been in the past?

Dave Tacelli—LTX—President and CEO

Patrick, that’s a very good question. If you look at some of the market areas going forward, and again, I’ll take you backwards first. If you look at the last 12 months trailing, from a market share perspective, this now puts the Company number two in the CPU market. This puts the Company number two in market share, DSP and ASIC, and it puts the Company number two in microcontrollers, in addition to enhancing our market position in RF, because we both bring technology there and enhancing our position in the powered mix signal, because we both bring technology there.

So combining the complementary products, looking at the diverse customer base and being able to execute on the efficiencies that we’ve talked about really build a strong company with great market presence in a variety of different markets.

Patrick Ho—Stifel Nicolaus—Analyst

Great, thanks a lot.

Dave Tacelli—LTX—President and CEO

Thank you.

Operator

Your next question comes from the line of Timothy Arcuri with Citi. Please proceed.

Timothy Arcuri—Citigroup—Analyst

Yes, hi, guys, a couple of things. First of all, Dave, I can understand how this helps you save cost, but I guess I still don’t totally see the strategy in terms of how it helps you grow faster. So maybe you can go into a little detail in terms of the specifics around what you want to do with the products that are going to make them more competitive that can actually help the combined company grow faster than either of you were growing on your own. Thanks.

Dave Tacelli—LTX—President and CEO

Let me — again, as Lavi said and you’ll hear me say many times, without discussing future product roadmaps, let me give you a little what I call top cover on where I think the growth opportunities are. First of all, Credence has done a phenomenal job working with their partner in Asia called Spirox. What I believe now is with the ability for us to put our products into that entity in Spirox, you can see a lot more growth opportunity for LTX X-Series products.

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

Credence has done a phenomenal job with their growth of their ASL 1000 product line in the analog and power area. What I see now is LTX adding to that technology as we move forward to be able to add additional instruments or additional capabilities to expand that market segment. So I look at those two key areas, and on the flip side, I also look at some of the great things Credence has done on the digital technology side and being able to enhance our portfolio for certain customers that require either additional digital capability or lower cost for a value add for test. So I think those are key areas that we’ll look to grow the business in and I think will provide great opportunities for the new company moving forward.

Timothy Arcuri—Citigroup—Analyst

Okay, and then I guess, Mark, for you, how should we think about specifically around the savings and the timing of those savings? Is it going to be we won’t see really too much of that $25 million until six or so months from today? How should we think about the trajectory of that savings?

Dave Tacelli—LTX—President and CEO

Yes, Tim, this is Dave. Let me take that question and give you a little preface. Whenever you’re in a transaction like this, there’s really two significant areas that can have the greatest impact on the financial success of the merger. The first one you mentioned earlier, which is really the ability to support existing customers on how you grow, how you make sure that you leverage your technology and not only maintain the current revenue you have, but also grow the revenue.

The second area is on the cost savings side, and really the focus on the way we’ve looked at it is a seamless execution of cost savings that are tied to the transaction. And as you’ve noticed — as you’ve seen in the press release, we have identified a significant number, approximately $25 million annually.

The way that’s going to break out, because this is such a significant piece of the deal, let me talk a little bit about what went into the $25 million, because I think that’s important in how we got there and then close it with answering your question on timing.

Timothy Arcuri—Citigroup—Analyst

Great.

Dave Tacelli—LTX—President and CEO

The first thing is, on the process, both teams from Credence and LTX, we got together and constructed a preliminary plan, and what we did is we looked at all areas of both companies to see where we had overlapping processes, redundant infrastructure and what potential was there for cost elimination. A couple of examples of that we looked at our facilities worldwide, We quickly discovered that both Credence and LTX maintain offices in many similar locations. Today, we have 42 offices between the combined companies.

When we looked at that, there’s the opportunity to eliminate 15 of those offices and what we’ll be doing while we eliminate them is in those geographic territories, consolidating our employees into one location or the other. Things like on the process side, we looked at how both companies deal with a wide range of specific things, anything from the management of assets, the management of logistics, financial reporting, the types of requirements there, how we deploy IT. And through a lot of that work, we identified significant improvements and enhancements to how we’ll generate the savings and that’ll be a significant percentage of the dollars spent in those areas.

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

We spent a lot of time looking at how we deploy service and support resources, and what we’ve discussed is a far more efficient support plan that eliminates a tremendous amount of cost and streamlines our operation and really adds a lot more value to the customers while we’re reducing cost.

We looked at how both companies outsource specific operations, whether that’s manufacturing, logistics support or applications or other areas, and we’ve come up with a plan, a preliminary plan, on how we can capture the benefit while improving our support. Those are just a couple of points as we went through the process, and I guess what I’m doing is kind of conveying to you that we have a preliminary plan. Both companies participated in that plan to come up with the dollars and we see a significant amount of that cost reduction happening inside the first six months.

Our goal, as we’ve said before, is once the deal closes, immediately following that, to communicate our strategy as LTX has done in the past to all of our investors, our employees, our customers, exactly what we’ll be doing from a product side, what we’ll be doing from a cost side, and then to set up milestones so that you can track our performance. So the objective is to make sure we communicate clearly, make sure we hit the ground running. The implementation does not — and the transition doesn’t drag on for any period of time and to capture all of the cost savings inside the first year, and I think the bulk of that is going to happen inside the first six months.

Timothy Arcuri—Citigroup—Analyst

Great. Thanks, Dave.

Operator

(OPERATOR INSTRUCTIONS)

Your next question comes from the line of Mike Crawford with Riley Investment Management. Please proceed.

Mike Crawford—Riley Investment Management—Analyst

It’s Mike Crawford at Riley Investment Management. Mark, the press release mentions an exchange ratio. It’s currently expected to be at 0.6133. Now, is there going to be different exchange ratio bands or is that going to be a relatively fixed number?

Mark Gallenberger—LTX—CFO and Treasurer

Mike, that’s going to be basically the number, but there is going to be some final adjustments just prior to closing in case there are additional shares that go into either the LTX share count or the Credence share count, but that’s approximately going to be the number. The ultimate goal is to get the ownership percentage to the 50.02% to Credence shareholders and 49.98% —percentage to the LTX shareholders. So that’s going to be the real fixed component of this transaction, and so right now if you snap the chalk line, that ratio as of last Friday would have been 0.6133, and that may change a little bit, but I don’t expect it to change materially.

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

Mike Crawford—Riley Investment Management—Analyst

Okay, great, and one final question is on the $25 million in savings — well, it’s a two-part question. One, I take it from your answer that is on top of the savings that each company was contemplating on its own, prior to this. And then, two, are there going to — should we expect to model in some cash charges associated with maybe getting out of a lease or something like that?

Dave Tacelli—LTX—President and CEO

Yes. This is Dave. I’ll take the first piece. That $25 million in savings annually following the integration is on top of anything else that either company had originally planned, so it does not encompass the specific actions. And I know Lavi and Casey and the team there have been working very aggressively on their own restructuring plan. This is on top of that. I’ll turn it over to Mark.

Mark Gallenberger—LTX—CFO and Treasurer

Yes, and in terms of charges, you will see cash charges that are what we typically see with these types of transactions and these types of restructurings. So yes, you will see some of those. Most of them will most likely be in the first and second quarter, post closing. That’s where probably the bulk will be coming from.

Mike Crawford—Riley Investment Management—Analyst

And can you kind of ballpark what that might be, at this point?

Mark Gallenberger—LTX—CFO and Treasurer

At this point, we don’t want to give any estimates until we get past the closing.

Mike Crawford—Riley Investment Management—Analyst

Okay, thank you very much.

Mark Gallenberger—LTX—CFO and Treasurer

Okay.

Operator

You have a follow-up question from the line of Patrick Ho with Stifel Nicolaus. Please proceed.

Patrick Ho—Stifel Nicolaus—Analyst

Thanks a lot. This question is for Lavi. You’ve made some strides since you’ve taken over the Company in terms of trying to get the Company restructured and repositioned better. In terms of this deal, did you come to a conclusion that there were just too many challenges ahead and it was just better to find a partner at this point in the game, or do you still believe that if you had gone, continued the path that you were making, that you could still turn this company around?

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Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

Lavi Lev—Credence Systems—President and CEO

Well, this is an easy one to answer. This is actually a natural next step, as we started to converge and complete our operating expense reduction. As we announced, we are planning to get profitable on a standalone basis at around Q2 2009 and this took a couple of quarters longer, but we were checking off our to-do list in the operating expense reduction and, as you get closer to completing this task, then you need to look, obviously, start looking at the top-line growth for the Company. It’s a simple equation, as we all know.

And looking at the top-line growth, we had basically the two options of going it alone, which we were on the path of doing and it’s perfectly doable, and basically blending into the dynamics of the ATE industry, and if you look at the last five years or so, all of us ATE companies oscillated around the plus-minus few percentage points in the market. So this was an option number one.

Option number two was to do something unorganic, and we all know that it takes quite a lot of time to get new customers, to make them switch from a competitor’s platform to yours, get into new markets and so on. So there’s an organic way to do it, that if you run an efficient company, which we are in the process of completing doing, it takes some time. Or do the unorganic step and combine forces with someone else and get instant access into other markets, bring in other strengths. So this was a natural next step.

The operating cost reduction was step one. It took quite some time, because we had quite a lot of things to do, and then obviously you need to shift the focus to the top line, and this was our next step in terms of taking care of our top line.

Patrick Ho—Stifel Nicolaus—Analyst

Great, thank you.

Operator

You have a follow-up question from the line of Timothy Arcuri with Citi. Please proceed.

Timothy Arcuri—Citigroup—Analyst

Dave, hi. I’m just kind of curious what the feedback was from your large customers. Did you actually get any kind of initial feedback from them? Are they supportive of this deal or do they have concerns that you might be eliminating certain product lines, et cetera?

Dave Tacelli—LTX—President and CEO

Well, what I think is important here is I’ll talk about the customers that I talked directly to, and then it may be worthwhile to hear Lavi give you some comments on his customers. From all the senior executives I talked to, and over the last few days that was quite a few, the way I’d categorize it is 80% positive, 20% neutral. The 80% positive, what they liked about it was the size and strength of the new organization. They liked the fact that there was a bigger support infrastructure as more product gets shipped into Asia. They really like that.

They like the fact of complementary technologies, that maybe there was something we could bring different to the party that we haven’t even contemplated in the past. The neutral comments more came from some of the customers where they said, well, really, I don’t see how this affects me. I’m really glad it’s for you. And they weren’t negative on it, they just were neutral. So I’d say — I’d call it 80% positive, 20% neutral and, like I said, I covered personally all our top customers. Lavi?

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FINAL TRANSCRIPT

Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

Lavi Lev—Credence Systems—President and CEO

Yes, from our side, it was very similar. I think the percentage of positive was higher. It generally got across-the-board positive response. We were — in the markets that we addressed, we were known of having very good technology, and the thing that we were struggling with most of the time, and the competition actually was not to compare the technological specifications of our machines, but to convince our customers that we have the scale and the longevity to be there for years and years to come.

We were convinced that we do, but big competitors used this quite a lot against us with our customers. This took care of that aspect of things. Now we can go back to the argument of which company is bringing or solving customers’ challenges the best, and we think that — and we know, that we do it in a very successful way. Now with the addition of more capabilities that LTX brings into the deal, the combined company will have better coverage. We can get rid of the argument of you do not have enough scale and can compete fairly with everybody else on the value that we bring to customers and we think that together we’re doing this in a superb way.

So all in all, going back to the original question, response was very positive. Customers got their peace of mind that the combined strength of the Company will make us great partners for years to come. So we had good, across-the-board positive response.

Timothy Arcuri—Citigroup—Analyst

Lavi, so I guess just on that point, do you think this in any way changes the situation at your single largest customer?

Lavi Lev—Credence Systems—President and CEO

No, they are actually — from this aspect, we are serving this customer with Sapphire, which is a superb high-end mixed-signal and digital technology. There were some concerns there about our size. Obviously, all the large customers wanted to see a company that will be there for years to come and will be less impacted by fluctuations in the semiconductor and ATE industry. So that peace of mind from financial and stability was there. From offerings, it’s the same product and from that perspective nothing changed.

Timothy Arcuri—Citigroup—Analyst

Okay, thank you.

Operator

At this time, there are no further questions. I would now like to turn the call back over to Ms. Brenda Ropoulos for closing remarks.

Brenda Ropoulos—Credence Systems—IR

Thank you, Shaquana. As a reminder, this call will be available in telephone and webcast replay within 24 hours following the filing of our transcript. It will then be available for approximately 30 days.

To access the replay by telephone, please dial toll-free 888-286-8010 or 617-801-6888 internationally, and use pass code 77876392. To listen to the web replay, please visit either company’s website, where you’ll find the posting under the investor tab. Thank you, everyone, for joining us today.

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FINAL TRANSCRIPT

Jun. 23. 2008 / 8:30AM, LTXX - Analyst and Investor Conference Call

Dave Tacelli—LTX—President and CEO

Thank you very much.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect, and have a good day.

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SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

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